UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

SHAMIR OPTICAL INDUSTRY LTD.

(Name of Issuer)

Common shares, par value of NIS 0.01 each

(Title of Class of Securities)

M83683108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. M83683108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SHAMIR OPTICA HOLDINGS A.C.S. LTD. [I.R.S. Identification No. Not Applicable]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 0
6 SHARED VOTING POWER: 9,545,809*
7 SOLE DISPOSITIVE POWER: 9,545,809*
8 SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,545,809 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 58.7%
12	TYPE OF REPORTING PERSON* OO

*	This excludes additional shares of the Issuer that the reporting persons may be deemed to beneficially hold as a result of the shareholders agreement entered into with certain other shareholders of the Issuer relating to, among other things, the voting of nominees to the Board of Directors of the Issuer, as further described in Item 4 below

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Item 1(a).	Name of Issuer:

SHAMIR OPTICAL INDUSTRY LTD

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o KIBBUTZ SHAMIR
UPPER GALILEE
12135 ISRAEL

Item 2(a).	Name of Person Filing:

SHAMIR OPTICA HOLDINGS A.C.S. LTD.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

KIBBUTZ SHAMIR
UPPER GALILEE
12135 ISRAEL

Item 2(c).	Citizenship:

THE REPORTING PERSON IS AN ENTITY ORGANIZED IN ISRAEL.

Item 2(d).	Title of Class of Securities:

COMMON SHARES, PAR VALUE OF NIS 0.01 EACH.

Item 2(e).	CUSIP Number:

M83683108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 9,545,809 shares

Except for 190,600 shares which acquired after the initial public offering, the above shares have been held by the reporting person since the time of the initial public offering of the shares of the Issuer.

Shamir Optica Holdings A.C.S. Ltd. is party to a shareholders agreement with FIBI Investment House, Scorpio BSG Ltd., JFG International Trading Ltd. and Gishrei Asia Ltd. pursuant to which, among other things, Shamir Optica Holdings A.C.S. Ltd. and FIBI Investment House have the right to nominate directors to the board of directors of the Issuer, and each party to the shareholders agreement have agreed to vote in favor of such eligible nominees1. Based on information provided to us, as of the date of this Schedule 13G, (i) 1,139,335 are held by FIBI Investment House, (ii) 308,160 shares are held by Scorpio (BSG) Ltd., (iii) 130,967 shares are held by Gishrei Asia Ltd. and (iv) 38,520 shares are held by JFJ International Ltd.

Under the rules and regulations of the Securities and Exchange Commission, as the shares and entities listed above are subject to certain voting requirements in the shareholders agreement described above, Shamir Optica Holdings A.C.S. Ltd. may be deemed to have shared voting power with respect to, and be the beneficial owner of, the shares of Common Stock listed in (i) through (iv) above. The reporting person disclaims such beneficial ownership.

[1]	The shareholders agreement was filed as Exhibit 10.7 to the Issuer’s Form F-1 (File No. 333-122736) filed with the Securities and Exchange Commission on February 11, 2005. Nominations and voting with regard to directors, as well as other matters, are also subject to applicable law and to the terms and conditions of the Articles of Association of the Issuer filed as Exhibit 3.1 to such Form F-1 (File No. 333-122736).

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(b)	Percent of class: 58.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 9,545,809

(iii)	sole power to dispose or to direct the disposition of: 9,545,809

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHAMIR OPTICA HOLDINGS A.C.S. LTD.

Date: 3/2/06	By:	/s/ Efrat Cohen
	Name:	Efrat Cohen
	Title:	Authorized Person

Date: 3/2/06	By:	/s/ Uzi Tzur
	Name:	Uzi Tzur
	Title:	Authorized Person

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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